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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)*

Z Trim Holdings, Inc.
(Name of Issuer)

Common Stock, $0.00005 Par Value
(Title of Class of Securities)

988924205
(CUSIP Number)

Edward B. Smith, III c/o Brightline Capital Management, LLC 1120 Avenue of the Americas Suite 1505 New York, NY 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	988924205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brightline Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

28,836,221

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

28,836,221

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,836,221

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.3%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	988924205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nick Khera

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

28,836,221

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

28,836,221

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,836,221

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.3%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	988924205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edward B. Smith, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

142,500

8.	SHARED VOTING POWER

28,836,221

9.	SOLE DISPOSITIVE POWER

142,500

10.	SHARED DISPOSITIVE POWER

28,836,221

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,978,721

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.7%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	988924205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brightline Ventures I, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

28,836,221

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

28,836,221

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,836,221

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.3%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	988924205

Item 1.	Security and Issuer.

The name of the issuer is Z Trim Holdings, Inc., an Illinois corporation (the "Issuer").  The address of the Issuer's offices is 1011 Campus Drive, Mundelein, Illinois 60060, United States of America.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.00005 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed to report that (i) Brightline Capital Management, LLC, a Delaware limited liability company ("Brightline Capital"), Nick Khera, a United States citizen, and Brightline Ventures I, LLC, a Delaware limited liability company ("Brightline Ventures"), each beneficially own 78.3% of the Shares, and (ii) Edward B. Smith, III, a United States citizen, beneficially owns 78.7% of the Shares.  Brightline Capital, Brightline Ventures, Mr. Khera, and Mr. Smith are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons".

(b)
The principal business address for Brightline Ventures, Mr. Khera and Mr. Smith is c/o Brightline Capital Management, LLC, 1120 Avenue of the Americas, Suite 1505, New York, New York 10036.  The principal business address for Brightline Capital is 1120 Avenue of the Americas, Suite 1505, New York, New York 10036.

(c)	Messrs. Khera and Smith are the managing members of Brightline Capital, an investment management firm that serves as the investment manager of Brightline Ventures.

(d)	Messrs. Khera and Smith have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 18, 2011, Brightline Ventures purchased 332.6697 preferred stock units of the Issuer (the "Preferred Stock Units").  Each Preferred Stock Unit consists of 2,000 shares of Series II, 8%, convertible preferred stock, par value $0.01 per share (the "Preferred Stock") and one five-year warrant to immediately purchase 15,000 Shares at an exercise price of $1.50 per Share (each, a "Warrant", and collectively,  the "Warrants").  The Preferred Stock is convertible at the rate of $1.00 per share into Shares.

For a form of the Warrants, please see Exhibit C.

The funds for the purchase of the Preferred Stock Units by Brightline Ventures came from the working capital of Brightline Ventures, over which Messrs. Khera and Smith, through their roles at Brightline Capital, exercise investment discretion.  No borrowed funds were used to purchase the Preferred Stock Units from the Issuer, other than any borrowed funds used for working capital purposes in the ordinary course of business.  The total cost for the Preferred Stock Units purchased on March 18, 2011 by Brightline Ventures was $3,326,697.

Item 4.	Purpose of Transaction.

The securities of the Issuer held by the Reporting Persons were acquired for, and are being held for, investment purposes only.  The acquisitions of these securities were made in the ordinary course of the Reporting Persons' investment activities.  The Reporting Persons anticipate purchasing additional securities of the Issuer.

Except as set forth in this Item 4, the Reporting Persons currently have no plans or proposals that would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) a sale or transfer of a material amount of assets of the Issuer; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any material change in the operating policies or corporate structure of the Issuer; (f) any change in the Issuer's charter or by-laws; (g) the Shares ceasing to be authorized to be quoted in the over-the-counter security markets; or (h) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, (i) Brightline Capital, Brightline Ventures and Mr. Khera may be deemed to be the beneficial owners of 28,836,221 Shares, constituting 78.3% of the Shares, and (ii) Mr. Smith may be deemed to be the beneficial owner of 28,978,721 Shares, constituting 78.7% of the Shares, both (i) and (ii) being based upon 36,837,035* Shares outstanding as of the date hereof.

Brightline Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 28,836,221 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 28,836,221 Shares.

Brightline Ventures has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 28,836,221 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 28,836,221 Shares.

Mr. Khera has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 28,836,221 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 28,836,221  Shares.

Mr. Smith has the sole power to vote or direct the vote of 142,500 Shares; has the shared power to vote or direct the vote of 28,836,221 Shares; has the sole power to dispose or direct the disposition of 142,500 Shares; and has the shared power to dispose or direct the disposition of 28,836,221 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

*This outstanding Shares figure reflects the number of outstanding Shares at November 9, 2010, as reported in the Issuer's Form 10-Q, filed on November 15, 2010, as adjusted to reflect the total number of derivative securities that Brightline Ventures can convert or exercise.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Preferred Stock Units consists of 2,000 shares of Preferred Stock and one Warrant.  The original issue price of the Preferred Stock is $5.00 per share.  The Preferred Stock is convertible at the rate of $1.00 per share into Shares.  The Warrant is a five-year warrant to immediately purchase 15,000 Shares per Unit at an exercise price of $1.50 per Share.  The Preferred Stock Units owned by Brightline Ventures were purchased pursuant to a subscription agreement with the Issuer.

The Issuer entered into a Registration Rights Agreement with Brightline Ventures and other investors pursuant to which the Issuer is required to file no later than June 14, 2011 a registration statement registering for resale the Shares issuable upon conversion of the Preferred Stock and exercise of the Warrants.  Such registration statement must be declared effective no later than August 13, 2011.  Brightline Ventures and other investors are granted certain other rights under the Registration Rights Agreement.  The Registration Rights Agreement is attached hereto as Exhibit D.

Except as set forth in this Item 6 or in a prior Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement
Exhibit B:  Schedule of Transactions in the Preferred Stock and Warrants of the Issuer
Exhibit C:  Form of Warrant to Purchase Common Stock
Exhibit D:  Registration Rights Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 2011
(Date)

Brightline Capital Management, LLC

By:	/s/ Nick Khera
Nick Khera, Managing Member

By:	/s/ Nick Khera
Nick Khera

By:	/s/ Edward B. Smith, III
Edward B. Smith, III

Brightline Ventures I, LLC

By:	Brightline GP, LLC, its Managing Member

By:	/s/ Nick Khera
Nick Khera, Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, Amendment 6, dated April 1, 2011, relating to the Common Stock, $0.00005 par value of Z Trim Holdings, Inc. shall be filed on behalf of the undersigned.

April 1, 2011
(Date)

Brightline Capital Management, LLC

By:	/s/ Nick Khera
Nick Khera, Managing Member

By:	/s/ Nick Khera
Nick Khera

By:	/s/ Edward B. Smith, III
Edward B. Smith, III

Brightline Ventures I, LLC

By:	Brightline GP, LLC, its Managing Member

By:	/s/ Nick Khera
Nick Khera, Managing Member

Exhibit B

Transactions by the Reporting Persons during the past 60 Days

Date of Transaction	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share

3/18/2011	Series II, 8%, Convertible Preferred Stock, par value $0.01 per share	665,339		(1)

3/18/2011	Common Stock Warrants	4,990,046		(1)

(1)
On March 18, 2011, Brightline Ventures purchased 332.6697 Preferred Stock Units from the Issuer for $10,000 per Preferred Stock Unit.  Each Preferred Stock Unit consists of 2,000 shares of the Series II, 8%, convertible preferred stock, par value $0.01 per share (the "Preferred Stock") and a five year warrant exercisable for 15,000 shares of common stock, $.00005 par value of the Issuer (the "Shares") at an exercise price of $1.50 per share.  The Preferred Stock is convertible at the rate of $1.00 per share into Shares.

Exhibit C

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED BY THE HOLDER HEREOF FOR ITS OWN ACCOUNT FOR INVESTMENT WITH NO INTENTION OF MAKING OR CAUSING TO BE MADE A PUBLIC DISTRIBUTION OF ALL OR ANY PORTION THEREOF. SUCH SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED, EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER SUCH ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT.

No.	March 18,2011

Z TRIM HOLDINGS, INC.
FORM OF WARRANT TO PURCHASE COMMON STOCK

Void after March 17, 2016

Z TRIM HOLDINGS, INC., an Illinois corporation (the "Company"), hereby certifies that, for value received, the investor whose name appears on the signature page hereof (including any successors and assigns, the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company at any time or from time to time during the Exercise Period, defined below, and prior to 5:00 PM Central time, on March 17, 2016 (the "Expiration Date"), fully paid and nonassessable shares of Common Stock (the "Warrant Shares") under the terms set forth herein.

This Warrant is issued pursuant to that certain Subscription Agreement dated March 18, 2011 by and between the Company and the Holder (the "Subscription Agreement") that was executed and delivered in connection with that certain Disclosure Package as defined in the Subscription Agreement, relating to the sale of 500 Units consisting of 2,000 shares of the Company's Series II, 8% Convertible Preferred Stock(the "Preferred Stock") and a Warrant for 15,000, shares of Common Stock (the "Private Offering").

1.           Number of Warrant Shares; Exercise Price. This Warrant shall evidence the right of the Holder to purchase up to ______________ Warrant Shares at an exercise price per Warrant Share of $1.50 per share (the "Exercise Price"), subject to adjustment as provided in Section 6 below.

2.           Definitions. As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

(a)    The term `"Common Stock" shall mean the common stock, par value $.00005 per share, of the Company.

(b)           The term "Company" shall include any company which shall succeed to or assume the obligations of the Company hereunder.

(c)           The term "Corporate Transaction" shall mean (i) a sale, lease transfer or conveyance of all or substantially all of the assets of the Company; (ii) a consolidation of the Company with, or merger of the Company with or into, another corporation or other business entity in which the stockholders of the Company immediately prior to such consolidation or merger own less than 50% of the voting power of the surviving entity immediately after such consolidation or merger; or (iii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred, excluding any consolidation or merger effected exclusively to change the domicile of the Company.

(d)           The term "Stock" shall mean (i) Common Stock or (ii) any other class of stock resulting from successive changes or reclassifications of such Common Stock consisting solely of changes in par value, or from par value to no par value, or from no par value to par value.

3.           Exercise Date; Expiration. Subject to the terms hereof, this Warrant may be exercised by the Holder at any time or from time to time before the Expiration Date (the "Exercise Period").

4.           Exercise of Warrant; Partial Exercise. This Warrant may be exercised in full by the Holder by surrender of this Warrant, together with the Holder's duly executed form of subscription attached hereto as Exhibit A, to the Company at its principal office, accompanied by payment, in cash or by certified or official bank check payable to the order of the Company, of the aggregate exercise price (as determined above) of the number of Warrant Shares to be purchased hereunder. The exercise of this Warrant pursuant to this Section 4 shall be deemed to have been effected immediately prior to the close of business on the business day on which this Warrant is surrendered to the Company as provided in this Section 4, and at such time the person in whose name any certificate for Warrant Shares shall be issuable upon such exercise shall be deemed to be the record holder of such Warrant Shares for all purposes. As soon as practicable after the exercise of this Warrant, the Company at its expense will cause to be issued in the name of and delivered to the Holder, or as the Holder may direct, a certificate or certificates for the number of fully paid and nonassessable full shares of Warrant Shares to which the Holder shall be entitled on such exercise, together with cash, in lieu of any fraction of a share, equal to such fraction of the current fair market value of one full Warrant Share as determined in good faith by the Board of Directors of the Company (the "Board"), and, if applicable, a new warrant evidencing the balance of the shares remaining subject to the Warrant.

5.          Net Issuance.

(a)           Cashless Exercise. Only in the event that there is not in effect a registration statement with the SEC covering the Warrant Shares, in addition to and without limiting the rights of the Holder under the terms of this Warrant, the Holder shall have the right to convert this Warrant (the "Conversion Right") into Warrant Shares as provided in this Section 5 at any time or from time to time beginning, on the 6-month anniversary of the date of this Warrant and ending at the expiration of the Exercise Period. Upon exercise of the Conversion Right with respect to shares subject to the Warrant (the "Converted Warrant Shares"), the Company shall deliver to the Holder (without payment by the Holder of any exercise price or any cash or other consideration) that number of fully paid and nonassessable Warrant Shares computed using the following formula:

X - Y (A - B)
A

Where:	X =the number of Warrant Shares to be delivered to the Holder;

Y =the number of Converted Warrant Shares;

A —the fair market value of one Warrant Share on the Conversion Date (as defined below);

and
B =the Exercise Price (as adjusted on the Conversion Date).

No fractional shares shall be issuable upon exercise of the Conversion Right, and if the number of shares to be issued determined in accordance with the foregoing formula is other than a whole number, the Company shall pay to the Holder an amount in cash equal to the fair market value of the resulting fractional share on the Conversion Date (as defined below). Shares issued pursuant to the Conversion Right shall be treated as if they were issued upon the exercise of the Warrant.

(b)   Method of Exercise. The Conversion Right may be exercised by the Holder by the surrender of the Warrant at the principal office of the Company together with a written statement specifying that the Holder thereby intends to exercise the Conversion Right and indicating the total number of shares under the Warrant that the Holder is exercising through the Conversion Right. Such conversion shall be effective upon receipt by the Company of the Warrant together with the aforesaid written statement, or on such later date as is specified therein (the "Conversion Date"). Certificates for the shares issuable upon exercise of the Conversion Right shall be delivered to the Holder promptly following the Conversion Date.

(c)           Determination of Fair Market Value. For purposes of this Section 5, fair market value of a Warrant Share on the Conversion Date shall be determined as follows:

(i)           If this Warrant is to be exercised contingent upon and effective immediately prior to the initial public offering of the Company's Common Stock pursuant to an effective registration statement under the Securities Act (an "Initial Public Offering"), the fair market value of a Warrant Share shall be deemed to be equal to the price per share to the public of the shares of Common Stock sold in the Initial Public Offering as set forth on the front cover of the final prospectus relating to the Initial Public Offering;

(ii)           If the Common Stock is traded on a stock exchange or the Nasdaq Stock Market (or a similar national quotation system), the fair market value of a Warrant Share shall be deemed to be the average of the closing selling prices of the Common Stock on the stock exchange or system determined by the Board to be the primary market for the Common Stock over the ten (l0) trading day period ending on the date prior to the Conversion Date, as such prices are officially quoted in the composite tape of transactions on such exchange or system;

(iii)           If the Common Stock is traded over-the-counter, the fair market value of a Warrant Share shall be deemed to be the average of the closing bid prices (or, if such information is available, the closing selling prices) of the Common Stock over the ten (10) trading day period ending on the date prior to the Conversion Date, as such prices are reported by the National Quotation Bureau Incorporated or any successor system ; and

(iv)           If there is no public market for the Common Stock, then the fair market value of a Warrant Share shall be determined by the Board in good faith and, upon request of the Holder, the Board (or a representative thereof) shall, as promptly as reasonably practicable but in any event not later than 15 days after such request, notify the Holder of the Fair Market Value per share of Common Stock.

6.           Adjustments to Exercise Price and Number of Warrant Shares. For the purposes of this Section 6, the term Exercise Price shall mean the Exercise Price per share set forth on the first page of this Warrant as adjusted from time to time pursuant to the provisions of this Section 6. The number and kind of Warrant Shares (or any shares of stock or other securities which may be) issuable upon the exercise of this Warrant and the Exercise Price hereunder shall be subject to adjustment from time to time upon the happening of certain events, as follows:

(a)           Splits and Subdivisions. In the event the Company should at any time or from time to time fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of the holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as the "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or Common Stock Equivalents, then, as of such record date (or the date of such distribution, split or subdivision if no record date is fixed), the Exercise Price shall be appropriately decreased and the number of Warrant Shares for which this Warrant is exercisable shall be appropriately increased in proportion to such increase of outstanding shares.

(b)           Combination of Shares. If the number of shares of Common Stock outstanding at any time after the date hereof is decreased by a combination of the outstanding shares of Common Stock, the Exercise Price shall be appropriately increased and the number of Warrant Shares for which this Warrant is exercisable shall be appropriately decreased in proportion to such decrease in outstanding shares.

(c)           Reclassification or Reorganization. If the Warrant Shares issuable upon the exercise of this Warrant shall be changed into the same or different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a split, subdivision or stock dividend provided for in Section 6(a) above or a combination of shares provided for in Section 6(b) above, or a reorganization, merger or consolidation provided for in Section 6(d) below, then and in each such event the Holder shall be entitled to receive upon the exercise of this Warrant the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change, to which a holder of the number of Warrant Shares issuable upon the exercise of this Warrant would have received if this Warrant had been exercised immediately prior to such reorganization, reclassification or other change, all subject to further adjustment as provided herein.

(d)           Merger or Consolidation. If at any time or from time to time there shall be a capital reclassification or reorganization of the Warrant Shares or a Corporate Transaction (other than a subdivision, combination, reclassification or exchange of shares provided for elsewhere in this Section 6) of the Company, then as a part of such reorganization or Corporate Transaction, adequate provision shall be made so that the Holder shall thereafter be entitled to receive upon the exercise of this Warrant, the number of shares of stock or other securities or property of the Company, resulting from such reorganization, recapitalization or Corporate Transaction to which a holder of the number of Warrant Shares issuable upon the exercise of this Warrant would have received if this Warrant had been exercised immediately prior to such reorganization or Corporate Transaction. In any such case, the Company will make appropriate provision to insure that the provisions of this Section 6(d) hereof will thereafter be applicable as nearly as may be in relation to any shares of stock or securities thereafter deliverable upon the exercise of this Warrant. The Company shall not effect any such Corporate Transaction unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such Corporate Transaction or the corporation purchasing or acquiring such assets or other appropriate corporation or entity shall assume the obligation to deliver to the Holder, at the last address of the Holder appearing on the books of the Company, such shares of stock, securities or assets as, in accordance with the foregoing provisions, the Holder may be entitled to purchase, and the other obligations under this Warrant. The provisions of this Section 6(d) shall similarly apply to successive reorganizations, reclassifications, or Corporate Transactions.

(e)           Computation of Adjusted Exercise Price. In the event that the Company sells or issues shares of Stock at a price less than the Exercise Price in effect immediately prior to such sale or issuance, then the Exercise Price shall be reduced immediately thereafter so that it shall equal the price at which such shares of Stock are sold or issued, as applicable.

(f)           Options, Rights, Warrants and Convertible and Exchangeable Securities. Subject to Section 6(h) hereof, in case the Company shall at any time after the date hereof issue options, rights or warrants to subscribe for shares of Stock, or issue any securities convertible into or exchangeable for shares of Stock (collectively the "Rights"), for a consideration per share less than the Exercise Price in effect immediately prior to the issuance of such Rights, or without consideration, the Exercise Price in effect immediately prior to the issuance of such Rights, shall be reduced to the price established for such Rights that entitle the holders thereof to receive a share of Stock. If the Rights are subsequently modified, cancelled or expire without exercise, any adjustment previously made to the Exercise Price shall be readjusted to reflect such modification, cancellation and or expiration.

(g)           Adjustment in Number of Warrant Shares. Upon each adjustment of the Exercise Price pursuant to the provisions of this Section 6, the number of Warrant Shares issuable upon the exercise of this Warrant shall be adjusted to the nearest full amount by multiplying a number equal to the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares issuable upon exercise of the Warrants immediately prior to such adjustment and dividing the product so obtained by the adjusted Exercise Price.

(h)           No Adjustment of Exercise Price in Certain Cases. No adjustment of the Exercise Price shall be made:

(i)           Upon issuance or sale of this Warrant or Warrant Shares or the other warrants and warrant shares, the Preferred Stock issued in connection with the Private Offering pursuant to the Subscription Agreement or shares of Common Stock issuable upon conversion of the Preferred Stock, exercise of the other options, warrants and convertible securities outstanding as of the date hereof, including, without limitation, those that are being or will be issued in connection with the closing of the Private Offering.

(ii)           Upon the issuance or sale of any shares of capital stock, or the grant of options exercisable therefor, issued or issuable on or after the date of this Warrant, to directors, officers, employees, advisers and consultants of the Company or any subsidiary pursuant to any incentive or non-qualified stock option plan or agreement, stock purchase plan or agreement, stock restriction agreement or restricted stock plan, employee stock ownership plan (ESOP), consulting agreement, stock appreciation right (SAR), stock depreciation right (SDR), bonus stock arrangement, or such other similar compensatory options, issuances, arrangements, agreements or plans approved by the Board.

(iii)           Upon the issuance of any shares of capital stock or the grant of warrants or options (or the exercise thereof) as consideration for mergers, acquisitions, strategic alliances and other commercial transactions, other than in connection with a financing transaction.

(iv)           If the amount of said adjustment shall be less than one cent ($0.01) per security issuable upon exercise of this Warrant; provided, however, that in such case any adjustment that would otherwise be required then to be made shall be carried forward and shall be made at the time of and together with the next subsequent adjustment which, together with any adjustment so carried forward, shall amount to at least one cent ($0.01) per security issuable upon exercise of this Warrant.

(i)           Notice of Record Dates;„ Adjustments. In the event of an Initial Public Offering or a Corporate Transaction, the Company shall provide to the Holder twenty (20) days advance written notice of such Initial Public Offering or Corporate Transaction. The Company shall promptly notify the Holder in writing of each adjustment or readjustment of the Exercise Price hereunder and the number of Warrant Shares issuable upon the exercise of this Warrant. Such notice shall state the adjustment or readjustment and show in reasonable detail the facts on which that adjustment or readjustment is based.

7.           Registration Rights. The Company hereby agrees that the Holder shall be entitled, with respect to all Warrant Shares issued upon the exercise of this Warrant, to the registration rights set forth in the Registration Rights Agreement, dated as of the date hereof, by and among the Company, the Holder and the investors in the Private Offering, as may be amended or supplemented from time to time, the terms of which are hereby incorporated by this reference, with the same force and effect as if specifically set forth herein.

8.           Replacement of Warrants. On receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement reasonably satisfactory in form) and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of such Warrant, the Company at its expense will execute and deliver to the Holder, in lieu thereof, a new Warrant of like tenor.

9.           No Rights or Liability as a Stockholder. This Warrant does not entitle the Holder hereof to any voting rights or other rights as a stockholder of the Company. No provisions hereof, in the absence of affirmative action by the Holder to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder as a stockholder of the Company.

10.           Miscellaneous.

(a)           Transfer of Warrant; Permitted Designees. The Holder agrees not to make any disposition of this Warrant, the Warrant Shares or any rights hereunder without the prior written consent of the Company. Any such permitted transfer must be made by the Holder in person or by duly authorized attorney, upon delivery of this Warrant and the form of assignment attached hereto as Exhibit B to any such permitted transferee. As a condition precedent to such transfer, the transferee shall sign an investment letter in form and substance satisfactory to the Company. Subject to the foregoing, the provisions of this Warrant shall inure to the benefit of and be binding upon any successor to the Company and shall extend to any holder hereof. Notwithstanding anything contained herein, the Company shall, upon written instructions to be delivered to the Company within fifteen (15) business days following the date hereof, transfer all or a portion of this Warrant to officers, directors, employees and other registered agents or associated persons of the Holder (collectively, -Permitted Designees") in accordance with this Section 10; provided, however, the Company shall not be required to issue such Warrants to any person who is not an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act and provided, further, such transfer must be in compliance with applicable Federal and state securities laws. Each Permitted Designee shall be required to execute fully and completely the Investor Representation Letter in the form attached hereto as Exhibit C prior to the issuance of the Warrant to such person.

(b)           Titles and Subtitles. The titles and subtitles used in this Warrant are for convenience only and are not to be considered in construing or interpreting this Warrant.

(c)           Notices. Any notice required or permitted to be given to a party pursuant to the provisions of this Warrant shall be in writing and shall be effective and deemed given to such party under this Warrant on the earliest of the following: (i) the date of personal delivery; (ii) two (2) business days after transmission by facsimile, addressed to the other party at its facsimile number, with confirmation of transmission; (iii) four (4) business days after deposit with a return receipt express courier for United States deliveries; or (iv) five (5) business days after deposit in the United States mail by registered or certified mail (return receipt requested) for United States deliveries. All notices not delivered personally or by facsimile will be sent with postage and/or other charges prepaid and properly addressed to such party at the address set forth on the signature page hereto, or at such other address as such party may designate by ten (10) days advance written notice to the other party hereto. Notices to the Company will be marked "Attention: Chief Financial Officer."

(d)           Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Warrant, the prevailing party shall be entitled to reasonable attorneys' fees, costs and disbursements in addition to any other relief to which such party may be entitled.

(e)           Amendments and Waivers. Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Holder and the Company. Any amendment or waiver effected in accordance with this Section 10(e) shall be binding upon the Holder of this Warrant (and of any securities into which this Warrant is convertible), each future holder of all such securities, and the Company.

(f)           Severability. If one or more provisions of this Warrant are held to be unenforceable under applicable law, such provision shall be excluded from this Warrant and the balance of the Warrant shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

(g)           Governing Law. This Warrant shall be governed by and construed and enforced in accordance with the laws of the State of Illinois, without giving effect to its conflicts of laws principles.

(h)           Counterparts. This Warrant may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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In Witness Whereof, the Company has caused this Warrant to be executed by its duly authorized officer as of the date first written above.

Z TRIM HOLDINGS, INC.,
an Illinois corporation

By:
	Name:	Steven J. Cohen
	Title:	Chief Executive Officer
	Address:	1011 Campus Drive Mundelein, IL 60060

Holder/Investor:

Brightline Ventures I, LLC
By: Brightline GP, LLC, Its Managing Member

By:
	Name:	Edward B. Smith, III
	Title:	Managing Member

EXHIBIT A

FORM OF SUBSCRIPTION

(To be signed only on exercise of Warrant)

To:           Z-TRIM HOLDINGS, INC.

The undersigned, pursuant to the provisions set forth in the attached Warrant, hereby irrevocably elects to (a) purchase ____ shares of the Common Stock covered by such Warrant and herewith makes payment of _________  representing the full purchase price for such shares at the price per share provided for in such Warrant, or (b) exercise such Warrant for ____ shares purchasable under the Warrant pursuant to the Net Issue Exercise provisions of Section 5 of such Warrant.

Please issue a certificate or certificates representing ________ shares in the name of the undersigned or in such other name or names as are specified below:

(Name)

(Address)

The undersigned represents that the aforesaid shares are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares, all except as in compliance with applicable securities laws.

(Signature must conform in all respects to name of the Holder as specified on the face of the Warrant)

(Print Name)

(Address)

Dated:

EXHIBIT B

FORM OF ASSIGNMENT

(To assign the foregoing Warrant, execute this form and supply required information.  Do not use this form to purchase shares.)

For Value Received, the foregoing Warrant and all rights evidenced thereby are hereby assigned to:

Name:
(Please Print)

Address:

(Please Print)
Dated:	, 20

Holder's Signature:

Holder's Address:

NOTE:  The signature to this Form of Assignment must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatever.  Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.

EXHIBIT C

FORM OF INVESTOR REPRESENTATION LETTER

DATE

Z Trim Holdings, Inc.
1011 Campus Drive
Mundelein, IL 60060

Gentlemen:

In connection with my receipt of warrants ("Warrants") to purchase the number of shares of common stock referred to below, I hereby represent, warrant and covenant as follows:

1. Check each one which is applicable:

I am an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act of 1933 (the "Act");

               I have such knowledge and experience in financial, tax, and business matters so as to utilize information made available to me in order to evaluate the merits and risks of an investment decision with respect thereto;

2. I have had the opportunity to ask questions and receive and review such answers and information concerning Z Trim Holdings, Inc. (the "Issuer") as I have deemed pertinent;

3. I am not relying on the Issuer respecting the tax and other economic considerations of an investment in the Issuer;

4.            I am acquiring the Warrants and the underlying securities related thereto solely for my own account for investment and not with a view to resale or distribution. I acknowledge that neither the Warrants nor the underlying securities have been registered under the Act and may not be resold except pursuant to an effective registration statement thereunder or an exemption therefrom;

Name:

Holder of Warrants to purchase _____ shares of the common stock of Z Trim Holdings, Inc. pursuant to the terms of the Common Stock Purchase Warrant of even date herewith

EXHIBIT D

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (the "Agreement") is made and entered into as of this ___day of March, 2011 by and among Z Trim Holdings Inc., an Illinois corporation (the "Company") and the investor whose name appears on the signature page hereof (the "Investor" ), who has purchased Units consisting of 2,000 shares of the Series II, 8%, Convertible Preferred Stock, par value $0.01 per share with an original issue price of $5.00 per share (the "Series II Preferred Stock"), convertible at the rate of $1.00 per share into shares of common stock, $.00005 par value (the "Common Stock") of the Company and a five year warrant exercisable for 15,000 shares of the Common Stock at an exercise price of $1.50 per share (the "Warrants"), offered in a private placement (the "Offering") by the Company. Such Investor and any of its Affiliates or permitted transferees who are subsequent holders of any Warrant or Registrable Securities are each referred to herein as an "Investor" and, collectively, as the "Investors".

WHEREAS, in connection with that certain Subscription Agreement between the Investor and the Company (the "Subscription Agreement") executed in connection with the consummation of the transactions contemplated in that certain Disclosure Package as defined in the Subscription Agreement , (the "Disclosure Package"), the Company has agreed, upon the terms and subject to the conditions of the Subscription Agreement and the Disclosure Package to issue and sell to the Investor an aggregate of up to ____ Units; and

NOW, THEREFORE, for good and valuable consideration, the parties hereby agree as follows:

1.           Certain Definitions.

As used in this Agreement, the following terms shall have the following meanings:

"Affiliate" means, with respect to any person, any other person which directly or indirectly controls, is controlled by, or is under common control with, such person.

"Business Day" means a day, other than a Saturday or Sunday, on which banks in Illinois are open for the general transaction of business.

"Common Stock" as defined in the Preamble.

"Disclosure Package" as defined in the Preamble.

"Offering" as defined in the Preamble.

"Prospectus" means the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus.

"Register," "registered"  and "registration" refer to a registration made by preparing and filing a Registration Statement or similar document in compliance with the 1933 Act (as defined below), and the declaration or ordering of effectiveness of such Registration Statement or document.

"Registrable Securities"  shall mean (i) the Shares, (ii) the Warrant Shares, and (iii) any other securities issued or issuable with respect to or in exchange for Registrable Securities; provided, that, a security shall cease to be a Registrable Security upon (A) sale pursuant to a Registration Statement or Rule 144 under the 1933 Act, or (B) such security becoming eligible for sale by the Investor without volume limitations or other restriction pursuant to Rule 144 under the 1933 Act.

"Registration Statement"  shall mean any registration statement of the Company filed under the 1933 Act that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement.

"Required Investors" means the Investors holding a majority of the Registrable Securities.

"SEC" means the U.S. Securities and Exchange Commission.

"Shares" means the shares of Common Stock issuable upon conversion of, or in payment of dividends on, the Series II Preferred Stock sold in the Offering.

"Subscription Agreement" as defined in the Preamble.

"1933 Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"1934 Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Warrants" as defined in the Preamble.

"Warrant Shares"  means the shares of Common Stock issuable upon the exercise of the Warrants.

2.           Registration.

(a)           Registration Statements.

(i)           Promptly following the final closing of the purchase and sale of the securities contemplated by the Disclosure Package (the "Closing Date") but no later than sixty (60) days after April 15, 2011, the Company shall prepare and file with the SEC one Registration Statement on Form S-3 (or, if Form S-3 is not then available to the Company, on such form of registration statement as is then available to effect a registration for resale of the Registrable Securities) (the “S-3 Registration Statement”), covering the resale of the Registrable Securities in an amount at least equal to the Shares and the Warrant Shares. Such Registration Statement shall include the plan of distribution attached hereto as Exhibit A. Such Registration Statement also shall cover, to the extent allowable under the 1933 Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional shares of Common Stock resulting from stock splits, stock dividends or similar transactions with respect to the Registrable Securities. The Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) shall be provided in accordance with Section 3(c) to the Investors and their counsel prior to its filing or other submission.

(ii)           Additional Registrable Securities. Upon the written demand of any Investor and upon any change in the Exercise Price (as defined in the Warrants) such that additional shares of Common Stock become issuable upon the exercise of the Warrants, the Company shall prepare and file with the SEC one or more Registration Statements on Form S-3 or amend the Registration Statement filed pursuant to clause (i) above, if such Registration Statement has not previously been declared effective (or, if Form S-3 is not then available to the Company, on such form of registration statement as is then available to effect a registration for resale of such additional shares of Common Stock (the "Additional Shares")), covering the resale of the Additional Shares, but only to the extent the Additional Shares are not at the time covered by an effective Registration Statement. Such Registration Statement also shall cover, to the extent allowable under the 1933 Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional shares of Common Stock resulting from stock splits, stock dividends or similar transactions with respect to the Additional Shares. The Company shall use its reasonable best efforts to obtain from each person who now has piggyback registration rights a waiver of those rights with respect to such Registration Statement. The Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) shall be provided in accordance with Section 3(c) to the Investors and their counsel prior to its filing or other submission.

(iii)           S-3 Qualification. If the Company is not eligible to use a registration statement on Form S-3 as provided in Sections 2(a)(i) and 2(a)(ii) above, then, promptly following the date (the "Qualification Date") upon which the Company becomes eligible to use a registration statement on Form S-3 to register the Registrable Securities or Additional Shares, as applicable, for resale, but in no event more than forty-five (45) Business Days after the Qualification Date, the Company shall file a registration statement on Form S-3 covering the Registrable Securities or Additional Shares, as applicable (or a post effective amendment on Form S-3 to the registration statement on Form S-1) (a "Shelf Registration Statement") and shall use commercially reasonable efforts to cause such Shelf Registration Statement to be declared effective as promptly as practicable thereafter.

(b)           Expenses.  The Company will pay all expenses associated with each registration, including filing and printing fees, the Company's counsel and accounting fees and expenses, costs associated with clearing the Registrable Securities for sale under applicable state securities laws, listing fees, and fees and expenses of one counsel to the Investors (not to exceed $7,500). Other than the above, the Investors shall bear their respective expenses in connection with the registration, including, without limitation, discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the Registrable Securities being sold.

(c)           Effectiveness.

(i)           The Company shall use its best efforts to have the Registration Statement declared effective as soon as practicable, but in no event more than one hundred twenty (120) days after April 15, 2011. The Company shall notify the Investors by facsimile or e-mail as promptly as practicable, and in any event, within twenty-four (24) hours after any Registration Statement is declared effective and shall simultaneously provide the Investors, with copies of any related Prospectus to be used in connection with the sale or other disposition of the securities covered thereby.  In addition, if after a Registration Statement has been declared effective by the SEC, sales cannot be made pursuant to such Registration Statement for any reason (including without limitation by reason of a stop order, or the Company's failure to update the Registration Statement), but excluding the inability of any Investor to sell the Registrable Securities covered thereby due to market conditions and except as excused pursuant to subparagraph (ii) below, then the Company will make pro rata payments to each Investor, as liquidated damages and not as a penalty, in an amount equal to 1.5% of the aggregate amount invested by such Investor for each 30-day period or pro rata for any portion thereof (“Liquidated Damages Payments”) following the date by which such Registration Statement should have been effective (the "Blackout Period"). Such payments shall be in partial compensation to the Investors, and shall not constitute the Investors' exclusive remedy for such events. The Liquidated Damages Payments payable pursuant to this paragraph shall be paid monthly within three (3) Business Days after the last day of each month following the commencement of the Blackout Period until the termination of Blackout Period. Such payments shall be made to each Investor in cash or in additional shares of Common Stock as determined by each Investor.

(ii)           For not more than forty (40) consecutive days or for a total of not more than ninety (90) days in any twelve (12) month period (collectively, the “Allowed Delay Limits”), the Company may delay the disclosure of material non-public information concerning the Company, by suspending the use of any Prospectus included in any registration contemplated by this Section containing such information, the disclosure of which at the time is not, in the good faith opinion of the Company, in the best interests of the Company (an "Allowed Delay"); provided, that the Company shall promptly (a) notify the Investors in writing of the existence of (but in no event, without the prior written consent of an Investor, shall the Company disclose to such Investor any of the facts or circumstances regarding) material non-public information giving rise to an Allowed Delay, (b) advise the Investors in writing to cease all sales under the Registration Statement until the end of the Allowed Delay and (c) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practicable.  If the Allowed Delay exceeds the Allowed Delay Limits, then the Company will make Liquidated Damages Payments following the date on which the Allowed Delay surpasses the Allowed Delay Limit (the “Allowed Delay Expiration Date”).  Such payments shall be in partial compensation to the Investors, and shall not constitute the Investors' exclusive remedy for such events. Such payments shall be made to each Investor in cash or additional shares of Common Stock, as determined by each Investor, and shall be paid monthly within three (3) Business Days after the last day of each month following the Allowed Delay Expiration Date.

3.          Company Obligations. The Company will use commercially reasonable efforts to effect the registration of the Registrable Securities in accordance with the terms hereof, and pursuant thereto the Company will, as expeditiously as possible:

(a)           use commercially reasonable efforts to cause such Registration Statement to become effective and to remain continuously effective for a period that will terminate upon the earlier of (i) the date on which all Registrable Securities covered by such Registration Statement, as amended from time to time, have been sold, and (ii) the date on which all Registrable Securities covered by such Registration Statement may be sold pursuant to Rule 144 without volume limitations or other restrictions (the "Effectiveness Period") and advise the Investors in writing when the Effectiveness Period has expired.

(b)           prepare and file with the SEC such amendments and post-effective amendments to the Registration Statement and the Prospectus as may be necessary to keep the Registration Statement effective for the Effectiveness Period and to comply with the provisions of the 1933 Act and the 1934 Act with respect to the distribution of all of the Registrable Securities covered thereby;

(c)           provide copies to and permit counsel designated by the Investors to review each Registration Statement and all amendments and supplements thereto no fewer than seven (7) days prior to their filing with the SEC and not file any document to which such counsel reasonably objects;

(d)           furnish to the Investors and its legal counsel (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company (but not later than five (5) Business Days after the filing date, receipt date or sending date, as the case may be) one (1) copy of any Registration Statement and any amendment thereto, each preliminary prospectus and Prospectus and each amendment or supplement thereto, and each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion of any thereof which contains information for which the Company has sought confidential treatment), and (ii) one copy of a Prospectus, and all amendments and supplements thereto and such other documents as the Investors may reasonably request in order to facilitate the disposition of the Registrable Securities that are covered by the related Registration Statement;

(e)           use commercially reasonable efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness and, (ii) if such order is issued, use commercially reasonable best efforts to obtain the withdrawal of any such order at the earliest possible moment;

(f)           prior to any public offering of Registrable Securities, use commercially reasonable efforts to register or qualify or cooperate with the Investors and their counsel in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions requested by the Investors and do any and all other commercially reasonable acts or things necessary or advisable to enable the distribution in such jurisdictions of the Registrable Securities covered by the Registration Statement; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(f), (ii) subject itself to general taxation in any jurisdiction where it would not otherwise be so subject but for this Section 3(f), or (iii) file a general consent to service of process in any such jurisdiction;

(g)           use commercially reasonable efforts to cause all Registrable Securities covered by a Registration Statement to be listed on each securities exchange, interdealer quotation system or other market on which similar securities issued by the Company are then listed;

(h)           immediately notify the Investors, at any time when a Prospectus relating to Registrable Securities is required to be delivered under the 1933 Act, upon discovery that, or upon the happening of any event as a result of which, the Prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and at the request of any such holder, promptly prepare and furnish to such holder a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing; and

(i)           otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC under the 1933 Act and the 1934 Act, and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder; and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a period of at least twelve (12) months, beginning after the effective date of each Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the 1933 Act, including Rule 158 promulgated thereunder (for the purpose of this subsection 3(i), "Availability Date" means the 45th day following the end of the fourth fiscal quarter that includes the effective date of such Registration Statement, except that, if such fourth fiscal quarter is the last quarter of the Company's fiscal year, "Availability Date" means the 90th day after the end of such fourth fiscal quarter).

(j)           with a view to making available to the Investors the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Investors to sell shares of Common Stock to the public without registration, the Company covenants and agrees to: (i) make and keep public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) the date as of which all of the Registrable Securities may be resold without volume limitations or other restrictions pursuant to Rule 144 or any other rule of similar effect or (B) such date as all of the Registrable Securities shall have been resold; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the 1934 Act; and (iii) furnish to each Investor upon request, as long as such Investor owns any Registrable Securities, (A) a written statement by the Company that it has complied with the reporting requirements of the 1934 Act, (B) a copy of the Company's most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, and (C) such other information as may be reasonably requested in order to avail such Investor of any rule or regulation of the SEC that permits the selling of any such Registrable Securities without registration.

4.           Due Diligence Review; Information.  The Company shall make available, during normal business hours, for inspection and review by the Investors, advisors to and representatives of the Investors (who may or may not be affiliated with the Investors and who are reasonably acceptable to the Company), all financial and other records, all SEC filings, and all other corporate documents and properties of the Company as may be reasonably necessary for the purpose of such review, and cause the Company's officers, directors and employees, within a reasonable time period, to supply all such information reasonably requested by the Investors or any such representative, advisor or underwriter in connection with such Registration Statement (including, without limitation, in response to all questions and other inquiries reasonably made or submitted by any of them), prior to and from time to time after the filing and effectiveness of the Registration Statement for the sole purpose of enabling the Investors and such representatives, advisors and underwriters and their respective accountants and attorneys to conduct initial and ongoing due diligence with respect to the Company and the accuracy of such Registration Statement.

The Company shall not disclose material nonpublic information to the Investors, or to advisors to or representatives of the Investors, unless prior to disclosure of such information the Company identifies such information as being material nonpublic information and provides the Investors, such advisors and representatives with the opportunity to accept or refuse to accept such material nonpublic information for review and any Investor wishing to obtain such information enters into an appropriate confidentiality agreement with the Company with respect thereto.

5.          Obligations of the Investors.

(a)           Each Investor shall furnish in writing to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. At least five (5) Business Days prior to the first anticipated filing date of any Registration Statement, the Company shall notify each Investor of the information the Company requires from such Investor if such Investor elects to have any of the Registrable Securities included in the Registration Statement. An Investor shall provide such information to the Company at least two (2) Business Days prior to the first anticipated filing date of such Registration Statement if such Investor elects to have any of the Registrable Securities included in the Registration Statement.

(b)           Each Investor, by its acceptance of the Registrable Securities agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless such Investor has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement.

(c)           Each Investor agrees that, upon receipt of any notice from the Company of either (i) the commencement of an Allowed Delay pursuant to Section 2(c)(ii) or (ii) the happening of an event pursuant to Section 3(h) hereof, such Investor will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities, until the Investor's receipt of the copies of the supplemented or amended prospectus filed with the SEC and until any related post-effective amendment is declared effective and, if so directed by the Company, the Investor shall deliver to the Company (at the expense of the Company) or destroy (and deliver to the Company a certificate of destruction) all copies in the Investor's possession of the Prospectus covering the Registrable Securities current at the time of receipt of such notice.

6.           Indemnification.

(a)           Indemnification by the Company.  The Company will indemnify and hold harmless each Investor and its officers, directors, members, employees and agents, successors and assigns, and each other person, if any, who controls such Investor within the meaning of the 1933 Act, against any losses, claims, damages or liabilities, joint or several, to which they may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof; (ii) any blue sky application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Securities under the securities laws thereof (any such application, document or information herein called a "Blue Sky Application"); (iii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; (iv) any violation by the Company or its agents of any rule or regulation promulgated under the 1933 Act applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such registration; or (v) any failure to register or qualify the Registrable Securities included in any such Registration in any state where the Company or its agents has affirmatively undertaken or agreed in writing that the Company will undertake such registration or qualification on an Investor's behalf and will reimburse such Investor, and each such officer, director or member and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such Investor or any such controlling person in writing specifically for use in such Registration Statement or Prospectus.

(b)           Indemnification by the Investors. Each Investor agrees, severally but not jointly, to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors, officers, employees, stockholders and each person who controls the Company (within the meaning of the 1933 Act) against any losses, claims, damages, liabilities and expense (including reasonable attorney fees) resulting from any untrue statement of a material fact or any omission of a material fact required to be stated in the Registration Statement or Prospectus or preliminary prospectus or amendment or supplement thereto or necessary to make the statements therein not misleading, to the extent, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by such Investor to the Company specifically for inclusion in such Registration Statement or Prospectus or amendment or supplement thereto. In no event shall the liability of an Investor be greater in amount than the dollar amount of the proceeds (net of all expense paid by such Investor in connection with any claim relating to this Section 6 and the amount of any damages such Investor has otherwise been required to pay by reason of such untrue statement or omission) received by such Investor upon the sale of the Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.

(c)           Conduct of Indemnification Proceedings. Any person entitled to indemnification hereunder shall (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided, that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed to pay such fees or expenses, or (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.

(d)           Contribution.  If for any reason the indemnification provided for in the preceding paragraphs (a) and (b) is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the 1933 Act shall be entitled to contribution from any person not guilty of such fraudulent misrepresentation. In no event shall the contribution obligation of a holder of Registrable Securities be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such holder in connection with any claim relating to this Section 6 and the amount of any damages such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

7.           Miscellaneous.

(a)           Amendments and Waivers. This Agreement may be amended only by a writing signed by the Company and the Required Investors. The Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act, of the Required Investors.

(b)           Notices. All notices and other communications provided for or permitted hereunder shall be made in accordance with the provisions of the Subscription Agreement.

(c)           Assignments and Transfers by Investors. The provisions of this

Agreement shall be binding upon and inure to the benefit of the Investors and their respective successors and assigns. An Investor may transfer or assign, in whole or from time to time in part, to one or more persons its rights hereunder in connection with the transfer of Registrable Securities by such Investor to such person, provided that, prior to any transfer or attempted transfer, such Investor has obtained the Company's consent as required under the provisions of the Preferred Stock and the Warrant and such Investor complies with all laws applicable thereto and provides written notice of assignment to the Company promptly after such assignment is effected.

(d)           Assignments and Transfers by the Company. This Agreement may not be assigned by the Company (whether by operation of law or otherwise) without the prior written consent of the Required Investors, provided, however, that the Company may assign its rights and delegate its duties hereunder to any surviving or successor corporation in connection with a merger or consolidation of the Company with another corporation, or a sale, transfer or other disposition of all or substantially all of the Company's assets to another corporation, without the prior written consent of the Required Investors, after notice duly given by the Company to each Investor.

(e)           Benefits of the Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(f)           Counterparts: Faxes. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed via facsimile, which shall be deemed an original.

(g)           Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(h)           Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provisions hereof prohibited or unenforceable in any respect.

(i)           Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

(j)           Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

(k)           Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.  This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Illinois without regard to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of Illinois located in Lake County and the United States District Court for the Northern District of Illinois for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

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IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

The Company:		Z TRIM HOLDINGS, INC.
Name: Steven J. Cohen Title: Chief Executive Officer

The Investor:		Brightline Ventures I, LLC
	By:	Brightline GP, LLC, Its Managing Member
By:
Name: Edward B. Smith, III Title: Managing Member

                                            Exhibit A

Plan of Distribution

The selling stockholders (the "Selling Stockholders", which as used herein includes donees, pledgees, transferees or other successors-in-interest of a Selling Stockholder selling shares of Common Stock or interests in shares of Common Stock received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer) may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of Common Stock or interests in shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Stockholders may use any one or more of the following methods when disposing of shares or interests therein:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange; - privately negotiated transactions;

- short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

- through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

- broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share; and

- a combination of any such methods of sale.

The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock, from time to time, under this Prospectus, or under an amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the 1933 Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors-in-interest as Selling Stockholders under this Prospectus. The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this Prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

In connection with the sale of our Common Stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our Common Stock short and deliver these securities to close out their short positions, or loan or pledge the Common Stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this Prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction)

The Selling Stockholders will receive the aggregate proceeds from the sale of the Common Stock offered by them. The aggregate proceeds to the Selling Stockholders from the sale of the Common Stock offered by them will be the purchase price of the Common Stock less discounts or commissions, if any. Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Common Stock to be made directly or through agents. We will not receive any of the proceeds from the sale of Common Stock in this offering. We may receive proceeds from holders who exercise their warrants and pay the applicable cash exercise price in connection with those exercises.

The Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the Common Stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the 1933 Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the 1933 Act. Selling Stockholders who are "underwriters" within the meaning of Section 2(11) of the 1933 Act will be subject to the prospectus delivery requirements of the 1933 Act.

To the extent required, the shares of our common stock to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this Prospectus.

In order to comply with the securities laws of some states, if applicable, the Common Stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Common Stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the 1934 Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this Prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the 1933 Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares of Common Stock against certain liabilities, including liabilities arising under the 1933 Act.

We will pay all of the expenses incident to registration other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We will pay for offering expenses including the SEC registration fee, accounting fees, legal fees, printing expenses and other related miscellaneous expenses. We have agreed to indemnify the Selling Stockholders against liabilities, including liabilities under the 1933 Act and state securities laws, relating to the registration of the shares offered by this Prospectus.

We have agreed with the Selling Stockholders to keep the registration statement of which this Prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this Prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold without volume limitations or other restrictions pursuant to Rule 144 of the 1933 Act.

SK 25128 0004 1183314